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mgolden@sidley.com

RECEIVED
2005 NOV 28 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012814

November 23, 2005

By Hand

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

NOV 29 2005

Re: Caribbean Cement Company Limited
(the "Issuer"); File No. 82-3715

Dear Ladies and Gentlemen:

On behalf of the Issuer, we hereby furnish the following information required by Rule 12g3-2(b)(1) of the Securities Exchange Act of 1934 (the "1934 Act"):

1. Consolidated audited results for the nine months ended September 30, 2005[1];
2. List of ten largest shareholders of the Issuer, as of September 30, 2005[1];
3. List of shareholdings of directors as of September 30, 2005[1]; and
4. List of shareholdings of senior management as of September 30, 2005[1].

---

[1] As required to be filed with the Jamaica Stock Exchange, under Rule 407 of the Jamaica Stock Exchange.

dlw 11/29

NY1 5794592v.1

This information is provided with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the 1934 Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter with the messenger, who has been instructed to wait for the stamped copy.

Very truly yours,

Michael Golden

Michael D. Golden

Enclosures

cc: Cordia J. Constable (without enclosures)

THE DIRECTORS OF CARIBBEAN CEMENT COMPANY LIMITED REPORT THE CONSOLIDATED UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 30th SEPTEMBER 2005

DIRECTORS' STATEMENT

During the nine month period to September 2005, cement sales increased by 15% and revenue increased by 16% over the corresponding period last year. Net profit after tax amounted to $243.3M compared to $373.3M reported for the corresponding period in 2004.

The results for the third quarter reflect the negative impacts of Hurricanes Dennis and Emily, which passed close to Jamaica in July and severely affected levels of production and sales for that month. Hurricanes Katrina and Rita, which damaged the oil and gas facilities in the United States, resulted in significant increases in energy costs. These factors were substantially responsible for the company reporting a consolidated net loss of [$50.5M] for the third quarter, compared to a net profit after tax of $79.3M reported for the corresponding period in 2004.

The price adjustment (average 5%) implemented on July 1, 2005, was designed to partially recover the increase in operating costs experienced in the first six months of the year. However, following a review of the impact on the operations in the third quarter of generally increasing costs, particularly energy prices, a further price increase will be implemented in the fourth quarter.

We are pleased to report that our new product, Carib Cement Plus, launched in the first quarter has exceeded our expectations and now represents 77% of the market.

OUTLOOK

We expect that the second price adjustment will mitigate the increases in operating costs experienced so far this year. Unfortunately, we continue to be plagued by hurricanes and in mid-October we were once again severely impacted by rains, this time from Hurricane Wilma. Even if there are no more hurricanes in the remaining weeks of the hurricane season we do not expect the results for the last quarter to compare favourably to those posted in the last quarter of 2004.

The balance of the funding for the Expansion and Modernization Project has been secured, equipment has been ordered and site preparation work has commenced.

Brian Young	Dr. Rollin Bertrand
Chairman	Director
November 11, 2005	November 11, 2005

CARIBBEAN CEMENT COMPANY LIMITED

CONSOLIDATED INTERIM FINANCIAL REPOR'
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 200

CONSOLIDATED PROFIT & LOSS ACCOUNT

	J$' 000 Unaudited Three Months Sept 30, 2005	J$' 000 Unaudited Three Months Sept 30, 2004	J$' 000 Unaudited Nine Months Sept 30, 2005	J$' 000 Unaudited Nine Months Sept 30, 2004	J$' 000 Audited Year Ended December 31, 2004
SALES (CEMENT TONNES)	203,449	181,710	664,631	576,854	803,855
REVENUE	**1,449,106**	**1,233,729**	**4,545,278**	**3,922,900**	**5,452,759**
OPERATING PROFIT	**(92,747)**	**102,531**	**319,569**	**532,917**	**888,777**
Finance Cost- Net	(16,762)	792	(32,636)	(42,143)	(29,765)
Profit Before Taxation	**(109,529)**	**103,323**	**286,933**	**490,774**	**859,012**
Taxation	59,046	(24,038)	(43,637)	(117,504)	(16,651)
GROUP NET PROFIT AFTER TAXATION	**(50,483)**	**79,285**	**243,296**	**373,270**	**842,361**
Earnings per ordinary stock unit					
Cents - Basic & Diluted	(5.93)	9.32	28.58	43.86	98.97
Operating Profit/Revenue Ratio	-6%	8%	7%	14%	16%

CONSOLIDATED BALANCE SHEET

	J$' 000 Unaudited Sept 30, 2005	J$' 000 Unaudited Sept 30, 2004	J$' 000 Audited December 31, 2004
Non-Current Assets	2,716,922	2,404,100	2,939,680
Current Assets	2,006,128	1,584,165	1,517,678
Current Liabilities	(1,624,022)	(1,198,924)	(1,399,013)
Non-Current Liabilities	(228,636)	(458,857)	(287,224)
Total Net Assets	**2,870,392**	**2,330,484**	**2,771,121**
Share Capital	425,569	425,569	425,569
Reserves	2,001,078	1,347,395	1,816,476
Shareholders' Equity	**2,426,647**	**1,772,964**	**2,242,045**
Deferred Gain	443,745	557,520	529,076
Group Equity	**2,870,392**	**2,330,484**	**2,771,121**

CONSOLIDATED CASH FLOW STATEMENT

	J$' 000 Unaudited Nine Months Sept 30, 2005	J$' 000 Unaudited Nine Months Sept 30, 2004	J$' 000 Audited Year Ended December 31, 2004
Group Net Profit after Taxation	**243,296**	373,270	**842,361**
Adjustment for non-cash items	158,803	182,239	143,897
	402,099	555,509	986,258
Change in working capital	(616,893)	(456,439)	(423,867)
Net cash (Used in)/generated by operating activities	(214,794)	99,070	562,392
Net cash (Used in)/Provided by investing activities	(281,268)	(160,342)	(349,994)
Net cash generated by financing activities	309,823	193,939	(138,005)
(Decrease)/Increase in cash and short term funds	(186,239)	132,667	74,393
Cash and short term funds - beginning of period	21,748	(52,645)	(52,645)
Cash and short term funds - end of perioc	**(164,491)**	**80,022**	**21,748**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	J$' 000 Unaudited Nine Months Sept 30, 2005	J$' 000 Unaudited Nine Months Sept 30, 2004	J$' 000 Audited Year Ended December 31, 2004
Balance at beginning of period	2,242,045	1,459,264	1,459,264
Net Profit for period	243,296	373,270	842,361
Dividends	(58,694)	(59,570)	(59,580)
Balance at end of period	**2,426,647**	**1,772,964**	**2,242,045**

Notes

1. **Accounting Policies**
Accounting policies used in the preparation of these financial statements are consistent with those used in the audited financial statements for the year ended December 31, 2004.

CARIBBEAN CEMENT COMPANY LIMITED
LIST OF (10) LARGEST SHAREHOLDERS
AS AT 30th SEPTEMBER 2005

	NAME	NUMBER OF UNITS
1.	TCL (NEVIS) LIMITED	558,688,942
2.	TRINIDAD CEMENT LIMITED	71,876,497
3.	SCANCEM INTERNATIONAL (ST. LUCIA) LTD.	42,187,482
4.	SCOTIA JAMAICA INVESTMENT MANAGEMENT LIMITED - ACCOUNT 542.	11,514,824
5.	NATIONAL INSURANCE FUND	7,537,761
6.	MAYBERRY MANAGEMENTS CLIENTS ACCOUNT	5,191,314
7.	GLEANER COMPANY SUPERANNUATION	3,957,179
8.	MAYBERRY INVESTMENTS LIMITED A/C 09022	3,953,301
9.	MANCHESTER PENSION TRUST FUND LIMITED	3,824,375
10.	SCOTIA JAMAICA INVESTMENT MANAGEMENT LIMITED A/C 3119	3,671,968

CARIBBEAN CEMENT COMPANY LIMITED
SHAREHOLDING OF SENIOR MANAGERS
AS AT 30TH SEPTEMBER 2005

	NAME	NO. OF UNITS
1.	FRANCIS A. HAYNES	NIL
2.	CHESTER ADAMS	21,332
3.	MAXWELL BROOKS	6,466
4.	CORDIA CONSTABLE	NIL
5.	ORVILLE HILL	NIL
6.	ALICE HYDE	NIL
7.	JINDA MAHARAJ	NIL
8.	JOHN MENDES	NIL
9.	DALMAIN SMALL	1,125
10.	GODFREY STULTZ	NIL
11.	ADRIAN SPENCER	3,750
12.	KEN WILTSHIRE	NIL